UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.    )*

Black Diamond Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09203E105

(CUSIP Number)

Versant Venture Capital VI, L.P.

Jerel Davis

One Sansome Street, Suite 3630

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 09203E105

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,809,414 shares of common stock(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,809,414 shares of common stock(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,809,414 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Voyageurs I Parallel, L.P. (“Versant I Parallel”), Versant Voyageurs I, L.P. (“Versant Voyageurs I”), Versant Vantage I, L.P. (“Versant Vantage I”), Versant Ventures VI GP, L.P. (“Versant Ventures VI GP”), Versant Ventures VI GP-GP, LLC (“Versant Ventures VI GP-GP”), Versant Voyageurs I GP, L.P. (“Versant Voyageurs I GP LP”), Versant Voyageurs I GP Company (“Versant Voyageurs I GP”), Versant Vantage I GP, L.P. (“Versant Vantage I GP LP”) and Versant Vantage I GP-GP, LLC (“Versant Vantage I GP-GP” and, with Versant VI, Versant I Parallel, Versant Voyageurs I, Versant Vantage I, Versant Ventures VI GP, Versant Ventures VI GP-GP, Versant Voyageurs I GP LP, Versant Voyageurs I GP, and Versant Vantage I GP LP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

These shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power over the shares held by Versant VI.

(3)

The percentages used herein are calculated based upon 35,910,705 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on January 30, 2020 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,468,283 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,468,283 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,468,283 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 20.8% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 6,809,414 shares held by Versant VI and (ii) 658,869 shares held by Versant I Parallel. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Ventures VI GP is the general partner of Versant Voyageurs I GP LP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power over the shares held by Versant VI and Versant I Parallel.

(3)

The percentages used herein are calculated based upon 35,910,705 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on January 30, 2020 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,468,283 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,468,283 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,468,283 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 20.8% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 6,809,414 shares held by Versant VI and (ii) 658,869 shares held by Versant I Parallel. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Ventures VI GP is the general partner of Versant Voyageurs I GP LP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power over the shares held by Versant VI and Versant I Parallel.

(3)

The percentages used herein are calculated based upon 35,910,705 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on January 30, 2020 (the “Final Prospectus”).

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Voyageurs I Parallel, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 658,869 shares of common stock(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 658,869 shares of common stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 658,869 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.8% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant I Parallel. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Ventures VI GP is the general partner of Versant Voyageurs I GP LP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP share voting and dispositive power of the shares held by Versant I Parallel.

(3)

The percentages used herein are calculated based upon 35,910,705 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on January 30, 2020 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Voyageurs I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 658,869 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 658,869 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 658,869 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.8% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant I Parallel. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Ventures VI GP is the general partner of Versant Voyageurs I GP LP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP share voting and dispositive power of the shares held by Versant I Parallel.

(3)

The percentages used herein are calculated based upon 35,910,705 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on January 30, 2020 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Voyageurs I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,209,592 shares of common stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,209,592 shares of common stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,209,592 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.2% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by Versant Voyageurs I. Versant Voyageurs I GP is the general partner of Versant Voyageurs I and shares voting and dispositive power over the shares held by Versant Voyageurs I.
(3)

The percentages used herein are calculated based upon 35,910,705 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on January 30, 2020 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Voyageurs I GP Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,209,592 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,209,592 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,209,592 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.2% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by Versant Voyageurs I. Versant Voyageurs I GP is the general partner of Versant Voyageurs I and shares voting and dispositive power over the shares held by Versant Voyageurs I.
(3)

The percentages used herein are calculated based upon 35,910,705 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on January 30, 2020 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Vantage I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,206,603 shares of common stock(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,206,603 shares of common stock(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,206,603 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Vantage I. Versant Vantage I GP LP is the general partner of Versant Vantage I and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP LP. Versant Vantage I and Versant Vantage I GP-GP share voting and dispositive power over the shares held by Versant Vantage I.

(3)

The percentages used herein are calculated based upon 35,910,705 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on January 30, 2020 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Vantage I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,206,603 shares of common stock(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,206,603 shares of common stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,206,603 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.4% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Vantage I. Versant Vantage I GP LP is the general partner of Versant Vantage I, and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP LP. Versant Vantage I and Versant Vantage I GP-GP share voting and dispositive power over the shares held by Versant Vantage I.

(3)

The percentages used herein are calculated based upon 35,910,705 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on January 30, 2020 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Vantage I GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,206,603 shares of common stock(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,206,603 shares of common stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,206,603 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.4% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Vantage I. Versant Vantage I GP LP is the general partner of Versant Vantage I, and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP LP. Versant Vantage I and Versant Vantage I GP-GP share voting and dispositive power over the shares held by Versant Vantage I.

(3)

The percentages used herein are calculated based upon 35,910,705 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on January 30, 2020 (the “Final Prospectus”).

CUSIP No. 09203E105	13D

Explanatory Note: This 13D relates to shares of Common Stock, $0.0001 par value per share (“Common Stock”), of Black Diamond Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Item 1. Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 139 Main Street, Cambridge, MA 02142. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Voyageurs I Parallel, L.P. (“Versant I Parallel”), Versant Voyageurs I, L.P. (“Versant Voyageurs I”), Versant Vantage I, L.P. (“Versant Vantage I”), Versant Ventures VI GP, L.P. (“Versant Ventures VI GP”), Versant Ventures VI GP-GP, LLC (“Versant Ventures VI GP-GP”), Versant Voyageurs I GP, L.P. (“Versant Voyageurs I GP LP”), Versant Voyageurs I GP Company (“Versant Voyageurs I GP”), Versant Vantage I GP, L.P. (“Versant Vantage I GP LP”) and Versant Vantage I GP-GP, LLC (“Versant Vantage I GP-GP” and, with Versant VI, Versant I Parallel, Versant Voyageurs I, Versant Vantage I, Versant Ventures VI GP, Versant Ventures VI GP-GP, Versant Voyageurs I GP LP, , Versant Voyageurs I GP, and Versant Vantage I GP LP, collectively, the “Reporting Persons”). Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power over the shares held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant Voyageurs I GP LP. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP share voting and dispositive power over the shares held by Versant I Parallel. Versant Voyageurs I GP is the general partner of Versant Voyageurs I and shares voting and dispositive power over the shares held by Versant Voyageurs I. Versant Vantage I GP LP is the general partner of Versant Vantage I, and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP LP. Versant Vantage I GP LP and Versant Vantage I GP-GP share voting and dispositive power over the shares held by Versant Vantage I. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b) The principal business and principal business office of the Reporting Persons is Versant Ventures, One Sansome Street, Suite 3630, San Francisco, CA 94104.

(c) The principal business of the Reporting Persons is venture capital investments.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is incorporated in the state of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), the Reporting Persons purchased an aggregate of 1,000,000 shares of Common Stock, 20,000,000 shares of Series A Preferred Stock, 3,941,142 shares of Series B Preferred Stock and 5,186,048 shares of Series C Preferred Stock for an aggregate purchase price of $57,798,813 in a series of private placement transactions. Upon the closing of the IPO, all shares of Series A, Series B and Series C Preferred Stock held by the Reporting Persons automatically converted into shares of Common Stock of the Issuer on a 1-for-3.01581 basis.

Following the IPO, the Reporting Persons collectively beneficially own an aggregate of 10,884,478 shares of the Common Stock of the Issuer. All purchases were for cash and were funded by working capital of the Reporting Persons.

Item 4. Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Bradley Bolzon, Ph.D., who is also Chairman and Managing Director of Versant Venture Management, LLC, and Alexander Mayweg, Ph.D., who is also a Partner at Versant Ventures, in their fiduciary capacity as directors of the Issuer, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5. Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of February 3, 2020. The Reporting Persons collectively beneficially own an aggregate of 10,884,478 shares of the Common Stock of the Issuer, representing 30.3% of the outstanding Common Stock as of February 3, 2020:

Reporting Persons	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Percentage of Class (2)
Versant VI	6,809,414	0	6,809,414	0	19.0%
Versant I Parallel	658,869	0	658,869	0	1.8%
Versant Voyageurs I GP LP	0	658,869	0	658,869	1.8%
Versant Ventures VI GP	0	7,468,283	0	7,468,283	20.8%
Versant Ventures VI GP-GP	0	7,468,283	0	7,468,283	20.8%
Versant Voyageurs I	2,209,592	0	2,209,592	0	6.2%
Versant Voyageurs I GP	0	2,209,592	0	2,209,592	6.2%
Versant Vantage I	1,206,603	0	1,206,603	0	3.4%
Versant Vantage I GP LP	0	1,206,603	0	1,206,603	3.4%
Versant Vantage I GP-GP	0	1,206,603	0	1,206,603	3.4%

(1)

Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power over the shares held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant Voyageurs I GP LP. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP share voting and dispositive power over the shares held by Versant I Parallel. Versant Voyageurs I GP is the general partner of Versant Voyageurs I and shares voting and dispositive power over the shares held by Versant Voyageurs I. Versant Vantage I GP LP is the general partner of Versant Vantage I, and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP LP. Versant Vantage I GP LP and Versant Vantage I GP-GP share voting and dispositive power over the shares held by Versant Vantage I.

(2)

The percentages used herein are calculated based upon 35,910,705 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on January 30, 2020 (the “Final Prospectus”).

(c) On February 3, 2020, the Reporting Persons purchased an aggregate of 894,736 shares of the Issuer’s Common Stock from the underwriters in connection with the IPO. The purchase price per share of such stock was $19.00. All purchases were for cash and were funded by working capital of the Reporting Persons. The following table lists the allocation of shares:

Reporting Persons	Whole Allocation Shares	Total Purchase Price ($)
Versant VI	79,013.00	$1,501,247.00
Versant I Parallel	23,560.00	447,640.00
Versant Voyageurs I	396,082.00	7,525,558.00
Versant Vantage I	396,081.00	7,525,539.00

Total	894,736.00	$16,999,984.00

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights

Certain of the Reporting Persons and certain other stockholders of the Issuer entered into an Amended and Restated Investors’ Rights Agreement dated November 25, 2019 (the “Investor Rights Agreement”), with the Issuer. Under the Investors’ Rights Agreement, holders of registrable securities (“Holders”), including certain of the Reporting Persons, can demand that the Issuer file a registration statement or request that their registrable shares (the “Registrable Securities”) be included on a registration statement that the Issuer is otherwise filing, in either case, registering the resale of their shares of Common Stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration.

Demand Registration Rights

Beginning 180 days after the effective date of the Issuer’s registration statement on Form S-1, upon the written request of the Holders representing at least a majority of the securities eligible for registration then outstanding, to file a registration statement with respect to at least forty percent of the securities eligible for registration then outstanding, the Issuer is obligated to file a registration statement covering all securities eligible for registration that the Issuer’s stockholders request to be included in such registration. The Issuer is required to effect no more than two registration statements in any twelve-month period.

Piggyback Registration Rights

If the Issuer proposes to file a registration statement to register any of its Common Stock under the Securities Act, the Holders of the Issuer’s Common Stock are entitled to include their shares such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances.

Short-form Registration Rights

If, the Issuer becomes eligible to file a registration statement on Form S-3 under the Securities Act, subject to specified limitations, upon the written request of Holders holding at least a majority of the securities eligible for registration then outstanding, the Issuer is obligated to file a Form S-3 registration statement with respect to outstanding securities of such Holders having an anticipated aggregated offering, net of related fees and expenses, of at least $5 million. The Issuer si required to effect only two registrations in any twelve-month period and the right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expenses of Registration

The Issuer will pay the registration expenses (other than underwriting discounts and commissions) of the shares registered pursuant to the demand, piggyback and short-form registrations described above.

Expiration of Registration Rights

The demand and short form registration rights described above will expire upon the fifth anniversary of the completion of the IPO or at such time when the Holders’ shares may be sold without restriction pursuant to Rule 144 within a three month period.

Lock-Up Agreements

The Versant VI, Versant I Parallel, Versant Voyageurs I and Versant Vantage I (the “Versant Funds”) have entered into lock-up agreements with the underwriters of the IPO pursuant to which the Versant Funds have generally agreed not to, subject to certain exceptions, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock for a period of 180 days from January 30, 2020, without in each case, the prior written consent of J.P. Morgan Securities LLC, Jefferies LLC and Cowen and Company, LLC.

The foregoing descriptions of the terms of the Investor Rights Agreement and the lock-up agreement are not complete and are qualified in their entirety by reference to the text of the Investor Rights Agreement and form of lock-up agreement, which are filed herewith as Exhibits 2 and 3, respectively, and incorporated herein by reference.

Other than as described in this Item 6, to the knowledge of the Versant Funds, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Versant Funds and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power of the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1/A (Registration No. 333-235789, filed January 21, 2020)).

Exhibit 3:	Form of Lock-up Agreement (incorporated by reference to Exhibit D to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A (Registration No. 333-235789, filed January 21, 2020)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2020

Versant Venture Capital VI, L.P.
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Jerel Davis

Versant Voyageurs I Parallel, L.P.
By:	Versant Voyageurs I GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Jerel Davis

Versant Voyageurs I, L.P.
By:	Versant Voyageurs I GP Company
Its:	General Partner

By:	/s/ Jerel Davis

Versant Vantage I, LP
By:	Versant Vantage I GP, L.P.
Its:	General Partner
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Jerel Davis